Exhibit 28a







INDEPENDENT ACCOUNTANTS' REPORT

Sears, Roebuck and Co.
Hoffman Estates, Illinois

We have examined management's assertion, included in the accompanying MANAGEMENT'S REPORT ON INTERNAL CONTROL RELATED TO SERVICING PROCEDURES, that as of December 31, 1998 Sears, Roebuck and Co. (the "Company") maintained effective internal control over the servicing and financial reporting procedures provided to Sears Credit Account Master Trust II (the "Trust") under the terms of the Pooling and Servicing Agreement (the "Agreement") dated as of July 31, 1994, as amended, by and among the Company (as Servicer), SRFG, Inc. (as Seller) and the First National Bank of Chicago (as Trustee), insofar as such structure relates to the prevention and detection of errors or irregularities in amounts that would be material to the assets of the Trust. This assertion is the responsibility of the Company's management. Our responsibility is to express an opinion on the assertion based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control over the servicing and financial reporting procedures performed by the Company, as Servicer, under the applicable sections of the Agreement, testing and evaluating the design and operating effectiveness of the internal control, and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of the inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over servicing and financial reporting procedures performed by the Company, as Servicer, under the applicable sections of the Agreement, to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that the Company maintained effective internal control over the servicing and financial reporting procedures provided to the Trust as of December 31, 1998, insofar as such internal control relates to the prevention and detection of misstatements due to error or fraud in amounts that would be material to the assets of the Trust, is fairly stated, in all material respects, based upon criteria established by "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.





February 21, 1999





MANAGEMENT'S REPORT ON INTERNAL CONTROL RELATED TO SERVICING PROCEDURES

The management of Sears, Roebuck and Co. (the "Company") is responsible for establishing and maintaining effective internal control over the servicing and financial reporting procedures provided by the Company, as Servicer, to Sears Credit Account Master Trust II (the "Trust"), under the terms of the Pooling and Servicing Agreement (the "Agreement") dated as of July 31, 1994, as amended and supplemented, by and among the Company, as Servicer, SRFG, Inc., as Seller, and The First National Bank of Chicago, as Trustee.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to the servicing and financial reporting procedures provided by the Company.

The Company's assessment of its internal control is based on criteria for effective internal control described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management believes that the Company maintained effective internal control over the servicing and financial reporting procedures provided to the Trust under the terms of the Agreement as of December 31, 1998, insofar as such internal control relates to the prevention and detection of misstatements due to error or fraud in amounts that would be material to the assets of the Trust.

February 21, 1999


/s/Arthur C. Martinez
   Arthur C. Martinez
Chairman of the Board of Directors, President, and Chief Executive Officer